Filed Pursuant to Rule 253(g)(2)
File No. 024-11526

OFFERING CIRCULAR SUPPLEMENT NO. 1

Date of Qualification of the Offering Circular: June 10, 2021

June 14, 2021

VALIANT EAGLE, INC.

6320 Canoga Avenue, Suite 1564

Woodland Hills, CA  91367

This document (the “Supplement”) supplements the Offering Circular of Valiant Eagle, Inc. (the “Company”) filed on May 13, 2021, and as qualified by the Securities and Exchange Commission on June 10, 2021 (the “Offering Circular”) relating to the offer and sale by us of up to 2,000,000,000 shares of our common stock (the “Common Stock”) at an offering price per share equal to $0.005, for an offering amount of $10,000,000 (the “Offering”). Unless otherwise defined in this Supplement, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The purpose of this supplement is to:

•	Update the offering price for our common shares and number of shares offered throughout the Offering Circular;

Offering Price for Our Common Shares

The following information supersedes and replaces the first paragraph on the cover page of the Offering Circular:

This is the public offering of securities of Valiant Eagle, Inc., a Delaware corporation. We are offering 2,500,000,000 shares of our common stock, par value $0.0001 (“Common Stock”), at an offering price of $0.004 per share (the “Offered Shares”) by the Company, for a total offering of $10 million. This Offering will terminate on twelve months from the day the Offering is qualified or the date on which the maximum offering amount is sold (such earlier date, the “Termination Date”).

Investors will pay the most recent publicly announced offering price as of the date of their subscription.

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The following information supersedes and replaces the table on the cover page of the Offering Circular:

	Per Share	Total Maximum
Public Offering Price (1)(2)	$0.004	$10,000,000
Underwriting Discounts and Commissions (3)	$0.00	$0
Proceeds to Company	$0.004	$10,000,000

(1) We are offering shares on a continuous basis. See “Distribution – Continuous Offering”.

(2) This is a “best efforts” offering. The proceeds of this offering will not be placed into an escrow account. We will offer our Common Stock on a best efforts basis. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds. See “How to Subscribe.”

(3) We are offering these securities without an underwriter.

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SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Supplement No. 1 to Post-Qualification Regulation A Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, California, on June 14, 2021.

Valiant Eagle Inc.

By:	/s/ Xavier Mitchell
Name:	Xavier Mitchell
Title:	Chief Executive Officer and Director

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Xavier Mitchell	Director	June 14, 2021
Xavier Mitchell

VALIANT EAGLE, INC.

6320 Canoga Avenue, Suite 1564

Woodland Hills, CA  91367

$10,000,000.00

2,500,000,000 SHARES OF COMMON STOCK

$0.004 PER SHARE

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